MANAGEMENT’S
DISCUSSION AND ANALYSIS

Q2 2019

May 1, 2019

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three and six months ended March 31, 2019 and 2018. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange

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Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 8 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

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Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

•
Adjusted EBIT margin (non-GAAP) is obtained by dividing our adjusted EBIT by our revenues. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.
•
Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments. Management believes this measure is useful to investors as it best reflects the Company's performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•
Net earnings excluding specific items margin (non-GAAP) is obtained by dividing our net earnings excluding specific items  by our revenues. Management believes this measure is useful to investors as it best reflects the Company's performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•
Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company's performance on a per share basis and allows for better comparability from period to period. The diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3 of the present document.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company's strategy.

•
Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

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Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), adjusted for the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of contracted revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing twelve-month period. Management believes that monitoring the Company's bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company's financial leverage and believes that this metric is useful to investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance the Company's operations and to assess its financial strength. Management believes that this metric is useful to investors for the same reasons.

•
Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters' average equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth and believes that this measure is useful to investors for the same reasons.

•
Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters' average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns and believes that this measure is useful to investors for the same reason.

Reporting Segments
During the first quarter of Fiscal 2019, the Company realigned its management structure resulting primarily in the transfer of our Belgium and Southern Europe operations from Central and Eastern Europe to Western and Southern Europe. This

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realignment of management structure also included, to a lesser extent, transfers of some lines of business between our reporting segments. The Company has retrospectively revised the segmented information for the comparative periods to conform to the segment information structure in effect as of Q1 2019. Please refer to sections 3.4 and 3.6 of the present document and to note 8 of our interim condensed consolidated financial statements for additional information on our segments.
The Company is managed through nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); Northern Europe (including Nordics, Baltics and Poland); Canada; United States of America (U.S.) Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Central and Eastern Europe (primarily Netherlands and Germany); Asia Pacific Global Delivery Centers of Excellence (India and Philippines); and Australia. The last two operating segments, which each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, are grouped together as Asia Pacific.

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MD&A Objectives and Contents

In this document, we:

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	8
	1.2. Vision and Strategy	9
	1.3. Competitive Environment	9

2. Highlights and Key Performance Measures	A summary of key highlights during the quarter, the past eight quarters' key performance measures, and CGI’s stock performance.

	2.1. Q2 2019 Year-Over-Year Highlights	10
	2.2. Selected Quarterly Information & Key Performance Measures	11
	2.3. Stock Performance	12
	2.4. Investments in Subsidiaries and Acando AB	13

3. Financial Review
A discussion of year-over-year changes to financial results between the three and six months ended March 31, 2019 and 2018, describing the factors affecting revenue and adjusted EBIT on a consolidated and segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	14
	3.2. Foreign Exchange	15
	3.3. Revenue Distribution	16
	3.4. Revenue by Segment	17
	3.5. Operating Expenses	20
	3.6. Adjusted EBIT by Segment	21
	3.7. Earnings Before Income Taxes	24
	3.8. Net Earnings and Earnings Per Share	25

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Section	Contents	Pages

4. Liquidity
A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization ratio, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Interim Condensed Consolidated Statements of Cash Flows	27
	4.2. Capital Resources	30
	4.3. Contractual Obligations	31
	4.4. Financial Instruments and Hedging Transactions	31
	4.5. Selected Measures of Capital Resources and Liquidity	32
	4.6. Off-Balance Sheet Financing and Guarantees	32
	4.7. Capability to Deliver Results	33

5. Changes in Accounting Policies	A summary of the accounting standard changes.	34

6. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the interim condensed consolidated financial statements.	37

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	40

8. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	8.1. Risks and Uncertainties	42
	8.2. Legal Proceedings	50

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1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest information technology (IT) and business consulting services firms in the world. CGI delivers an end-to-end portfolio of capabilities, including high-end IT and business consulting, systems integration, and outsourcing. CGI’s Intellectual Property (IP) solutions, combined with in-depth industry expertise, a unique client proximity model and best-fit global delivery network enable CGI to partner with clients around the world to accelerate results, transform their organizations, and drive competitive advantage. The Company employs approximately 77,000 professionals worldwide.
End-to-end services and solutions
CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

•
High-end IT and business consulting and systems integration: CGI helps clients define their digital strategy and roadmap, adopting an agile, iterative approach that enables them to innovate, connect and optimize mission-critical systems to deliver enterprise-wide change.

•
Outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions to improve how they operate and transform their business. In return, we deliver innovation, significant efficiency gains, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as in collections and payroll management. Outsourcing contracts are long-term in nature, with a typical duration of five to ten or more years, allowing our clients to reinvest savings, further driving investments in their digital transformations.

Intellectual property (IP)
Our IP portfolio includes more than 175 business solutions that have been co-innovated with clients and act as digital business accelerators for the industries we serve, as well as cross-industry solutions. These include business solutions encompassing commercial software embedded with our end-to-end-services, and digital enablers such as methodologies and frameworks to drive change across business and IT processes.
Deep industry expertise
CGI has long standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt with shifts in consumer and citizen expectations and market dynamics and, in the process, to evolve the services and solutions we deliver within those industries.
Our targeted industries include: government, financial services, health & life sciences, communications, utilities, oil & gas, manufacturing, retail & consumer services, and transportation, post & logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; financial services; health; communications & utilities; and manufacturing, retail & distribution (MRD).
As the move toward digitalization continues across industries, CGI partners with clients to help guide them in becoming customer-centric digital organizations.
Applied innovation
CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. In summary, at CGI we help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster, with reduced risk and enduring results. Through our day-to-day project engagements as well as global programs and investments, CGI partners with clients to deliver practical innovations that are replicable, scalable, and

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deliver measurable results. At CGI, innovation happens across many, interconnected fronts. It starts in our everyday work on client projects, where thousands of innovations are applied daily. Through benchmark in-person interviews we conduct each year, business and technology executives share their priorities with us, informing our own innovation investments and driving our client proximity teams focus on local client priorities. We also turn ideas into new business solutions through our Innovate, Collaborate and Evolve (ICE) program which incubates proximity team innovations into scalable, replicable solutions for global application.
Quality processes
CGI's clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.
1.2. VISION AND STRATEGY
Our strategy has always been based on long-term fundamentals. For further details, please refer to section 1.2 of CGI's MD&A for the year ended September 30, 2018, which is available on CGI's website at www.cgi.com and which was filed with the Canadian Securities Administrators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
1.3. COMPETITIVE ENVIRONMENT
There have been no significant changes to our competitive environment since the end of Fiscal 2018. For further details, please refer to section 1.3 of CGI's MD&A for the year ended September 30, 2018 which is available on CGI's website at www.cgi.com and which was filed with the Canadian Securities Administrators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

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2.	Highlights and Key Performance Measures

2.1. Q2 2019 YEAR-OVER-YEAR HIGHLIGHTS

•	Revenue of $3.1 billion up 4.0% or 4.7% in constant currency;

•	Adjusted EBIT of $454.1 million, up 7.0%;

•	Adjusted EBIT margin of 14.8%, up 40 bps;

•	Net earnings of $318.3 million, up 16.0%;

•	Diluted EPS of $1.14, up 21.3%;

•	Net earnings, excluding specific items[1], of $324.5 million, up 7.0%;

•	Diluted EPS, excluding specific items[1], of $1.17, up 12.5%;

•	Cash provided by operating activities of $462.0 million, up 8.5%;

•	Bookings of $3.3 billion, or 106.1% of revenue; and,

•	Backlog of $22.9 billion, up $0.9 billion.

[1]	Specific items are comprised of acquisition-related and integration costs and restructuring costs, both net of tax, which are discussed in sections 3.7.1. and 3.7.2. of the present document.

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2.2. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended,	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017
In millions of CAD unless otherwise noted
Growth
Revenue	3,068.3	2,963.9	2,799.0	2,940.7	2,950.3	2,816.9	2,608.1	2,836.8
Year-over-year revenue growth	4.0%	5.2%	7.3%	3.7%	8.3%	5.3%	1.0%	6.4%
Constant currency year-over-year revenue growth	4.7%	4.5%	5.0%	3.8%	4.9%	4.9%	2.5%	5.2%
Backlog	22,947	23,338	22,577	22,407	22,049	21,110	20,813	20,800
Bookings	3,255	3,031	3,534	3,470	3,513	2,976	2,913	2,675
Book-to-bill ratio	106.1%	102.3%	126.2%	118.0%	119.1%	105.7%	111.7%	94.3%
Book-to-bill ratio trailing twelve months	112.9%	116.3%	117.3%	113.8%	107.7%	102.8%	104.1%	103.8%
Profitability
Adjusted EBIT	454.1	439.2	435.7	435.3	424.4	406.3	395.8	399.1
Adjusted EBIT margin	14.8%	14.8%	15.6%	14.8%	14.4%	14.4%	15.2%	14.1%
Net earnings	318.3	311.5	293.5	288.3	274.4	285.3	208.5	276.6
Net earnings margin	10.4%	10.5%	10.5%	9.8%	9.3%	10.1%	8.0%	9.8%
Diluted EPS (in dollars)	1.14	1.11	1.03	1.00	0.94	0.98	0.70	0.92
Net earnings excluding specific items	324.5	314.7	309.8	309.7	303.2	288.0	275.7	278.5
Net earnings margin excluding specific items	10.6%	10.6%	11.1%	10.5%	10.3%	10.2%	10.6%	9.8%
Diluted EPS excluding specific items (in dollars)	1.17	1.12	1.09	1.08	1.04	0.99	0.93	0.93
Liquidity
Cash provided by operating activities	462.0	391.5	340.4	317.3	425.7	410.1	352.1	290.6
As a % of revenue	15.1%	13.2%	12.2%	10.8%	14.4%	14.6%	13.5%	10.2%
Days sales outstanding	49	54	52	50	46	47	47	45
Capital structure
Net debt	1,597.3	1,738.7	1,640.8	1,685.2	1,525.9	1,635.0	1,749.4	1,449.8
Net debt to capitalization ratio	17.4%	19.1%	19.2%	19.6%	17.5%	19.3%	21.5%	17.2%
Return on equity	17.7%	17.3%	17.3%	16.0%	16.0%	16.2%	16.1%	17.2%
Return on invested capital	14.9%	14.5%	14.5%	13.5%	13.5%	13.7%	13.7%	14.6%
Balance sheet
Cash and cash equivalents, and short-term investments	544.0	406.1	184.1	171.1	287.5	238.9	165.9	302.9
Total assets	12,709.4	12,872.5	11,919.1	12,155.0	12,363.7	11,957.5	11,396.2	11,832.6
Long-term financial liabilities[1]	2,007.3	2,070.9	1,530.1	1,615.7	1,578.9	1,588.3	1,821.9	1,725.3

[1]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

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2.3. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months
Volume (in millions)
0
1
2
3
4
5
6
7
8
9
Stock Price (CAD)
50.00
55.00
60.00
65.00
70.00
75.00
80.00
85.00
90.00
95.00
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Daily Trade Volume[1]
Closing Price

2.3.1. Q2 2019 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)
Open:	82.68	Open:	60.41
High:	92.27	High:	69.07
Low:	80.27	Low:	59.56
Close:	91.87	Close:	68.76
CDN average daily trading volumes[1]:	810,708	NYSE average daily trading volumes:	179,605
1     Includes the average daily volumes of both the TSX and alternative trading systems.

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2.3.2. Normal Course Issuer Bid (NCIB)
On January 30, 2019, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the TSX for the renewal of CGI's NCIB which allows for the purchase for cancellation of up to 20,100,499 Class A subordinate voting shares (Class A Shares), representing 10% of the Company’s public float as of the close of business on January 23, 2019. Class A Shares may be purchased for cancellation under the current NCIB commencing on February 6, 2019 until no later than February 5, 2020, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.
During the second quarter of Fiscal 2019, the Company purchased for cancellation 1,636,500 Class A Shares for approximately $138.6 million at a weighted average price of $84.71 under the previous and current NCIB.
During the six months ended March 31, 2019, the Company purchased for cancellation 6,080,600 Class A Shares for approximately $503.4 million at a weighted average price of $82.79 under the previous and current NCIB.
As at March 31, 2019, the Company could purchase up to 19,695,399 Class A Shares for cancellation under the current NCIB.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at April 26, 2019:

Capital Stock and Options Outstanding	As at April 26, 2019
Class A subordinate voting shares	245,289,543
Class B multiple voting shares	28,945,706
Options to purchase Class A subordinate voting shares	10,934,113

2.4. INVESTMENTS IN SUBSIDIARIES AND ACANDO AB
On October 11, 2018, the Company acquired all of the outstanding shares of ckc AG (ckc), for a purchase price of $21.0 million (€13.9 million). ckc was a specialized provider of agile software development and management services, with a focus on the automotive sector, headquartered in Brunswick, Germany. This acquisition adds more than 300 professionals and annualized revenues of approximately €30 million to the Company.
On March 11, 2019, the Company announced an all-cash tender offer to acquire all outstanding shares of Acando AB (Acando). Acando is a consulting services firm with strategic consulting, system integration, and customer-centric digital innovation capabilities, headquartered in Stockholm, Sweden with additional offices in Finland, Norway, Germany and Latvia.
As at March 31, 2019, the Company acquired 22.6% of the outstanding shares of Acando, for a purchase price of $140.3 million (SEK 977.4 million).
On April 16, 2019, the Company acquired an additional 71.1% of the outstanding shares of Acando for a purchase price of $443.8 million (SEK 3,073.3 million). On April 26, 2019, the Company submitted a formal request to initiate compulsory acquisition proceedings in order to obtain the shares held by the remaining shareholders of Acando. This acquisition adds more than 2,100 professionals to the Company.
With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI's proximity model and expertise across key sectors, including manufacturing, retail and government. Please refer to note 6 of our interim condensed consolidated financial statements for additional information.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	13

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the three months ended March 31, 2019 were $3.3 billion representing a book-to-bill ratio of 106.1%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and renewals	64%	A.	System integration and consulting	71%	A.	Western and Southern Europe	19%	A.	Financial services	42%
B.	New business	36%	B.	Management of IT and business functions	29%	B.	U.S. Federal	16%	B.	Government	30%
						C.	U.S. Commercial and State Government	14%	C.	MRD	12%
						D.	Canada	14%	D.	Communication & utilities	10%
						E.	Northern Europe	13%	E.	Health	6%
						F.	U.K.	13%
						G.	Central and Eastern Europe	10%
						H.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue. For the trailing twelve-month period ended March 31, 2019, our book-to-bill ratio was 112.9%.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended March 31, 2019	Bookings for the trailing twelve months ended March 31, 2019	Book-to-bill ratio for the trailing twelve months ended March 31, 2019

Total CGI	3,255,301	13,289,918	112.9%

Western and Southern Europe	635,509	2,076,111	102.7%
Northern Europe	427,941	2,152,051	115.0%
Canada	463,610	1,704,330	91.4%
U.S. Commercial and State Government	464,123	2,147,408	119.3%
U.S. Federal	531,302	2,495,081	163.5%
U.K.	407,732	1,336,097	90.3%
Central and Eastern Europe	309,881	1,313,555	118.7%
Asia Pacific	15,203	65,285	63.7%

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	14

3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Closing foreign exchange rates

As at March 31,	2019	2018	Change
U.S. dollar	1.3362	1.2904	3.5%
Euro	1.5002	1.5854	(5.4%)
Indian rupee	0.0193	0.0198	(2.5%)
British pound	1.7413	1.8092	(3.8%)
Swedish krona	0.1441	0.1544	(6.7%)
Australian dollar	0.9494	0.9899	(4.1%)
Average foreign exchange rates

	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change
U.S. dollar	1.3291	1.2653	5.0%	1.3249	1.2685	4.4%
Euro	1.5094	1.5557	(3.0%)	1.5082	1.5267	(1.2%)
Indian rupee	0.0189	0.0197	(4.1%)	0.0186	0.0197	(5.6%)
British pound	1.7322	1.7617	(1.7%)	1.7157	1.7247	(0.5%)
Swedish krona	0.1449	0.1560	(7.1%)	0.1455	0.1545	(5.8%)
Australian dollar	0.9472	0.9949	(4.8%)	0.9476	0.9861	(3.9%)

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	15

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the quarter:

Service Type			Client Geography			Vertical Market

A.	System integration and consulting	51%	A.	U.S.	28%	A.	Government	32%
B.	Management of IT and business functions	49%	B.	Canada	16%	B.	MRD	24%
			C.	France	15%	C.	Financial services	23%
			D.	U.K.	13%	D.	Communications & utilities	14%
			E.	Sweden	7%	E.	Health	7%
			F.	Finland	7%
			G.	Rest of the world	14%
3.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 12.5% of our revenue for the three months ended March 31, 2019 as compared to 11.6% for the three months ended March 31, 2018.
For the six months ended March 31, 2019 and 2018, we generated 12.3% and 11.9%, respectively, of our revenue from the U.S federal government including its various agencies.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	16

3.4. REVENUE BY SEGMENT
Our segments are reported based on where the client's work is delivered from - our geographic delivery model.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the periods. The three and six months ended March 31, 2018 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

In thousands of CAD except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change
Total CGI revenue	3,068,263	2,950,258	4.0%	6,032,209	5,767,153	4.6%
Variation prior to foreign currency impact	4.7%			4.6%
Foreign currency impact	(0.7%)			—%
Variation over previous period	4.0%			4.6%

Western and Southern Europe
Revenue prior to foreign currency impact	540,082	528,071	2.3%	1,048,411	1,012,686	3.5%
Foreign currency impact	(16,033)			(12,870)
Western and Southern Europe revenue	524,049	528,071	(0.8%)	1,035,541	1,012,686	2.3%

Northern Europe
Revenue prior to foreign currency impact	483,902	474,866	1.9%	954,828	947,270	0.8%
Foreign currency impact	(23,744)			(31,394)
Northern Europe revenue	460,158	474,866	(3.1%)	923,434	947,270	(2.5%)

Canada
Revenue prior to foreign currency impact	434,341	421,699	3.0%	866,540	828,391	4.6%
Foreign currency impact	92			437
Canada revenue	434,433	421,699	3.0%	866,977	828,391	4.7%

U.S. Commercial and State Government
Revenue prior to foreign currency impact	454,710	427,982	6.2%	871,877	831,604	4.8%
Foreign currency impact	21,943			38,376
U.S. Commercial and State Government revenue	476,653	427,982	11.4%	910,253	831,604	9.5%

U.S. Federal
Revenue prior to foreign currency impact	371,379	368,765	0.7%	740,834	727,838	1.8%
Foreign currency impact	18,614			33,320
U.S. Federal revenue	389,993	368,765	5.8%	774,154	727,838	6.4%

U.K.
Revenue prior to foreign currency impact	347,235	316,032	9.9%	653,263	604,392	8.1%
Foreign currency impact	(6,144)			(3,944)
U.K. revenue	341,091	316,032	7.9%	649,319	604,392	7.4%

Central and Eastern Europe
Revenue prior to foreign currency impact	300,617	266,597	12.8%	578,760	509,416	13.6%
Foreign currency impact	(9,451)			(7,641)
Central and Eastern Europe revenue	291,166	266,597	9.2%	571,119	509,416	12.1%

Asia Pacific
Revenue prior to foreign currency impact	152,129	146,246	4.0%	302,364	305,556	(1.0%)
Foreign currency impact	(1,409)			(952)
Asia Pacific revenue	150,720	146,246	3.1%	301,412	305,556	(1.4%)

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	17

For three months ended March 31, 2019, revenue was $3,068.3 million, an increase of $118.0 million, or 4.0% over Q2 2018. On a constant currency basis, revenue increased by $138.7 million or 4.7%. Foreign currency rate fluctuations unfavourably impacted our revenue by $20.7 million or 0.7%. The increase in revenue was mostly due to the strength in demand for our services and solutions across our segments, higher IP revenue and, to a lesser extent, business acquisitions.
For the six months ended March 31, 2019, revenue was $6,032.2 million, an increase of $265.1 million, or 4.6% over the same period last year. On a constant currency basis, revenue increased by $264.4 million or 4.6%. Foreign currency rate fluctuations favourably impacted our revenue by $0.7 million. The increase in revenue was mostly due to the same factors identified for the quarter.
3.4.1. Western and Southern Europe
Revenue in our Western and Southern Europe segment was $524.0 million in Q2 2019, a decrease of $4.0 million or 0.8% over the same period last year. On a constant currency basis, revenue increased by $12.0 million or 2.3%. The increase in revenue was the result of organic growth across most vertical markets, predominantly in MRD, partly offset by one less billable day in France.
For the six months ended March 31, 2019, revenue in our Western and Southern Europe segment was $1,035.5 million, an increase of $22.9 million or 2.3% over the same period last year. On a constant currency basis, revenue increased by $35.7 million or 3.5%. The increase was mainly the result of organic growth across most vertical markets, predominantly in MRD and government.
On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $333 million and $657 million for the three and six months ended March 31, 2019, respectively.
3.4.2. Northern Europe
Revenue in our Northern Europe segment was $460.2 million in Q2 2019, a decrease of $14.7 million or 3.1% over the same period last year. On a constant currency basis, revenue increased by $9.0 million or 1.9%. The increase was mainly driven by higher systems integration and consulting services in Sweden and Finland, primarily within the MRD and government vertical markets. This was partly offset by the decrease in work volumes in Denmark and the settlement of a client contract.
For the six months ended March 31, 2019, revenue in our Northern Europe segment was $923.4 million, a decrease of $23.8 million or 2.5% over the same period last year. On a constant currency basis, revenue increased by $7.6 million or 0.8%. The increase was mostly due to the same factors identified for the quarter.
On a client geographic basis, the top two Northern Europe vertical markets were MRD and government, generating combined revenues of approximately $312 million and $630 million for the three and six months ended March 31, 2019, respectively.
3.4.3. Canada
Revenue in our Canada segment was $434.4 million in Q2 2019, an increase of $12.7 million or 3.0% over the same period last year, and essentially the same on a constant currency basis. The increase in revenue was primarily due to organic growth, notably within the financial services vertical market and, to a lesser extent, revenue associated with the prior year's Facilité Informatique Canada Inc. acquisition. This was in part offset by completed projects within the communications & utilities vertical market.
For the six months ended March 31, 2019, revenue in our Canada segment was $867.0 million, an increase of $38.6 million or 4.7% compared to the same period last year. On a constant currency basis, revenue increased by $38.1 million or 4.6%. The increase was due to the same factors identified for the quarter.
On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $296 million and $594 million for the three and six months ended March 31, 2019, respectively.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	18

3.4.4. U.S. Commercial and State Government
Revenue in our U.S. Commercial and State Government segment was $476.7 million in Q2 2019, an increase of $48.7 million or 11.4% over the same period of last year. On a constant currency basis, revenue increased by $26.7 million or 6.2%. The increase was mainly due to higher IP license sales and related services, primarily within the financial services vertical market, partly offset by the completion of state and local government projects.
For the six months ended March 31, 2019, revenue in our U.S. Commercial and State Government segment was $910.3 million, an increase of $78.6 million or 9.5% over the same period last year. On a constant currency basis, revenue increased by $40.3 million or 4.8%. The increase was mainly driven by the same factors identified for the quarter and, to a lesser extent, revenue associated with the Paragon Solutions, Inc. acquisition in the prior year.
On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $272 million and $535 million for the three and six months ended March 31, 2019, respectively.
3.4.5. U.S. Federal
Revenue in our U.S. Federal segment was $390.0 million in Q2 2019, an increase of $21.2 million or 5.8% over the same period last year. On a constant currency basis, revenue increased by $2.6 million or 0.7%. The increase was driven by new business mainly related to our IP solutions and cyber security services, partly offset by a decrease in work volume within defense agencies and lower business process outsourcing volumes in the department of state.
For the six months ended March 31, 2019, revenue in our U.S. Federal segment was $774.2 million, an increase of $46.3 million or 6.4% over the same period last year. On a constant currency basis, revenue increased by $13.0 million or 1.8%. The increase was due to the same factors identified for the quarter.
For the three and six months ended March 31, 2019, 81% and 79% of revenues within the U.S. Federal segment were federal civilian based, respectively.
3.4.6. U.K.
Revenue in our U.K. segment was $341.1 million in Q2 2019, an increase of $25.1 million or 7.9% over the same period last year. On a constant currency basis, revenue increased by $31.2 million or 9.9%. The increase in revenue was mainly driven by new outsourcing contracts within the government and communication & utilities vertical markets and higher IP license and solution revenue within the financial services vertical market. This was partly offset by the non-renewal of certain infrastructure outsourcing contracts.
For the six months ended March 31, 2019, revenue in our U.K. segment was $649.3 million, an increase of $44.9 million or 7.4% over the same period last year. On a constant currency basis, revenue increased by $48.9 million or 8.1%. The increase in revenue was mostly due to the same factors identified for the quarter.
On a client geographic basis, the top two U.K. vertical markets were government and communications & utilities, generating combined revenues of approximately $267 million and $514 million for the three and six months ended March 31, 2019, respectively.
3.4.7. Central and Eastern Europe
Revenue in our Central and Eastern Europe segment was $291.2 million in Q2 2019, an increase of $24.6 million or 9.2% over the same period last year. On a constant currency basis, revenue increased by $34.0 million or 12.8%. The increase in revenue was mainly driven by organic growth in Germany and the Netherlands, primarily within the MRD and communications & utilities vertical markets and, to a lesser extent, the ckc acquisition.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	19

For the six months ended March 31, 2019, revenue in our Central and Eastern Europe segment was $571.1 million, an increase of $61.7 million or 12.1% over the same period last year. On a constant currency basis, revenue increased by $69.3 million or 13.6%. The increase in revenue was due to the same factors identified for the quarter.
On a client geographic basis, the top two Central and Eastern Europe vertical markets were MRD and financial services generating combined revenues of approximately $196 million and $384 million for the three and six months ended March 31, 2019, respectively.
3.4.8. Asia Pacific
Revenue in our Asia Pacific segment was $150.7 million in Q2 2019, an increase of $4.5 million or 3.1% over the same period last year. On a constant currency basis, revenue increased by $5.9 million or 4.0%. The increase is mainly driven by the continued demand for our offshore delivery centers, partly offset by projects completed in Australia.
For the six months ended March 31, 2019, revenue in our Asia Pacific segment was $301.4 million, a decrease of $4.1 million or 1.4% over the same period last year. On a constant currency basis, revenue decreased by $3.2 million or 1.0%. The change in revenue was mainly driven by the favourable impact of the renegotiation of a client contract in Q1 2018 and project completions in Australia, in part compensated by continued demand for our offshore delivery centers.
On a client geographic basis, the top two Asia Pacific vertical markets were financial services and MRD, generating combined revenues of approximately $14 million and $30 million for the three and six months ended March 31, 2019, respectively.
3.5. OPERATING EXPENSES

In thousands of CAD except for percentages	For the three months ended March 31,				For the six months ended March 31,
	2019	% of Revenue	2018	% of Revenue	2019	% of Revenue	2018	% of Revenue
Costs of services, selling and administrative	2,610,879	85.1%	2,525,892	85.6%	5,137,668	85.2%	4,936,524	85.6%
Foreign exchange loss (gain)	3,263	0.1%	16	0.0%	1,248	0.0%	(53)	(0.0%)
3.5.1. Costs of Services, Selling and Administrative
For the three months ended March 31, 2019, costs of services, selling and administrative expenses amounted to $2,610.9 million, an increase of $85.0 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 85.1% from 85.6%. As a percentage of revenue, costs of services remained stable compared to the same period last year as the impact of a higher proportion of IP services and solutions revenue compensated for unfavourable non-recurring adjustments during the quarter, as outlined in section 3.6. of the present document. These include the adjustment relating to U.K. pensionable services and the adjustment due to a re-evaluation of cost to complete on a project. As a percentage of revenue, selling and administrative expenses improved compared to the same period last year mainly due to savings generated by the Restructuring Program (see section 3.7.2. of the present document).
For the six months ended March 31, 2019, costs of services, selling and administrative expenses amounted to $5,137.7 million, an increase of $201.1 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 85.2% from 85.6%. As a percentage of revenue, costs of services increased compared to the same period last year mainly due to a different mix of business and the Q1 2018 provision releases upon successful completion of a large client program in the U.K., partly compensated by savings generated by the Restructuring Program. As a percentage of revenue, selling and administrative expenses improved mainly due to revenue growth, savings generated by the Restructuring Program and benefits of the planned synergies achieved through the integration of the prior year business acquisition in Northern Europe.
During the three months ended March 31, 2019, the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $19.7 million, partly offsetting the unfavourable translation impact of $20.7 million on our revenue.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	20

3.5.2. Foreign Exchange Loss (Gain)
During the three and six months ended March 31, 2019, CGI incurred $3.3 million and $1.2 million of foreign exchange losses respectively, mainly driven by the timing of payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.
3.6. ADJUSTED EBIT BY SEGMENT

In thousands of CAD except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change

Western and Southern Europe	66,050	77,404	(14.7%)	137,066	146,297	(6.3%)
As a percentage of segment revenue	12.6%	14.7%		13.2%	14.4%

Northern Europe	51,312	48,095	6.7%	100,747	92,705	8.7%
As a percentage of segment revenue	11.2%	10.1%		10.9%	9.8%

Canada	85,585	91,891	(6.9%)	172,807	179,265	(3.6%)
As a percentage of segment revenue	19.7%	21.8%		19.9%	21.6%

U.S. Commercial and State Government	97,505	61,689	58.1%	165,008	122,339	34.9%
As a percentage of segment revenue	20.5%	14.4%		18.1%	14.7%

U.S. Federal	49,328	46,821	5.4%	102,068	95,179	7.2%
As a percentage of segment revenue	12.6%	12.7%		13.2%	13.1%

U.K.	46,626	50,408	(7.5%)	95,226	97,490	(2.3%)
As a percentage of segment revenue	13.7%	16.0%		14.7%	16.1%

Central and Eastern Europe	19,768	20,952	(5.7%)	44,283	39,315	12.6%
As a percentage of segment revenue	6.8%	7.9%		7.8%	7.7%

Asia Pacific	37,947	27,090	40.1%	76,088	58,092	31.0%
As a percentage of segment revenue	25.2%	18.5%		25.2%	19.0%
Adjusted EBIT	454,121	424,350	7.0%	893,293	830,682	7.5%
Adjusted EBIT margin	14.8%	14.4%		14.8%	14.4%
For the three months ended March 31, 2019, adjusted EBIT margin increased to 14.8% from 14.4% for the same period last year. The increase was mostly due to the impact of organic growth across our segments, predominantly from an improved revenue mix through higher IP license and solution revenue, and savings generated by the Restructuring Program. This compensated for the impact of unfavourable non-recurring adjustments during the quarter, mainly in the U.K.
For the six months ended March 31, 2019, adjusted EBIT margin increased to 14.8% from 14.4% for the same period last year. The increase was mostly due to the impact of organic growth across our segments, predominantly from an improved revenue mix through higher IP license and solution revenue, and savings generated by the Restructuring Program. This compensated for the impact of unfavourable non-recurring adjustments during the quarter, mainly in the U.K., and the impact of the Q1 2018 provision releases upon successful completion of a large client program in the U.K.
3.6.1. Western and Southern Europe
Adjusted EBIT in the Western and Southern Europe segment was $66.1 million in Q2 2019, a decrease of $11.4 million when compared to Q2 2018. Adjusted EBIT margin decreased to 12.6% from 14.7% in Q2 2018, primarily as a result of one less billable day in France compared to the prior year, an impairment taken on a business solution, as well as the performance of our Brazil operations.
For the six months ended March 31, 2019, adjusted EBIT in the Western and Southern Europe segment was $137.1 million, a decrease of $9.2 million when compared to the same period last year. Adjusted EBIT margin decreased to 13.2% from 14.4% mainly due to the impairment of a business solution, as well the impact of Brazil.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	21

3.6.2. Northern Europe
Adjusted EBIT in the Northern Europe segment was $51.3 million in Q2 2019, an increase of $3.2 million when compared to Q2 2018. Adjusted EBIT margin increased to 11.2% from 10.1% in Q2 2018. The increase in adjusted EBIT margin was mainly the result of the benefits of the planned synergies achieved through the integration of the prior year's business acquisition, in part offset by the impacts described in the revenue section.
For the six months ended March 31, 2019, adjusted EBIT in the Northern Europe segment was $100.7 million, an increase of $8.0 million when compared to the same period last year. Adjusted EBIT margin increased to 10.9% from 9.8%. The increase was mainly due to the same factors identified for the quarter.
3.6.3. Canada
Adjusted EBIT in the Canada segment was $85.6 million in Q2 2019, a decrease of $6.3 million when compared to Q2 2018. Adjusted EBIT margin decreased to 19.7% from 21.8% in Q2 2018. The change in adjusted EBIT margin was mainly due to higher costs in our infrastructure business to further optimize our fixed cost structure and the slowdown of projects within the communications & utilities vertical market, temporarily impacting our utilization for the quarter. This was partly offset by the impact of organic growth within the financial services vertical market.
For the six months ended March 31, 2019, adjusted EBIT in the Canada segment was $172.8 million, a decrease of $6.5 million when compared to the same period last year. The adjusted EBIT margin decreased to 19.9% from 21.6% mainly due to the same factors identified for the quarter.
3.6.4. U.S. Commercial and State Government
Adjusted EBIT in the U.S. Commercial and State Government segment was $97.5 million in Q2 2019, an increase of $35.8 million when compared to Q2 2018. Adjusted EBIT margin increased to 20.5% from 14.4% in Q2 2018. This increase was predominantly due to an improved revenue mix primarily as a result of higher IP revenue and savings generated from the Restructuring Program.
For the six months ended March 31, 2019, adjusted EBIT in the U.S. Commercial and State Government segment was $165.0 million, an increase of $42.7 million when compared to the same period last year. Adjusted EBIT margin increased to 18.1% from 14.7%. The increase in adjusted EBIT margin was mainly due to the same factors identified in the quarter.
3.6.5. U.S. Federal
Adjusted EBIT in the U.S. Federal segment was $49.3 million in Q2 2019, an increase of $2.5 million when compared to Q2 2018. Adjusted EBIT margin remained relatively stable at 12.6%.
For the six months ended March 31, 2019, adjusted EBIT in the U.S. Federal segment was $102.1 million, an increase of $6.9 million when compared to the same period last year. Adjusted EBIT margin increased to 13.2% from 13.1% compared to the same period last year, primarily due to the improved revenue mix described in the revenue section.
3.6.6. U.K.
Adjusted EBIT in the U.K. segment was $46.6 million in Q2 2019, a decrease of $3.8 million when compared to Q2 2018. Adjusted EBIT margin decreased to 13.7% from 16.0% in Q2 2018. The decrease was mainly the result of the adjustment relating to a court ruling clarifying the application of the 1990 judgment about the equalization of the pensionable services (Guaranteed Minimum Pension) across U.K. companies. The decrease was also due to the adjustment relating to a re-evaluation of cost to complete on a project and the non-recurring benefits relating to the renegotiation of an office lease in the prior year. This was in part offset by an improved revenue mix, including higher IP license and solution revenue.
For the six months ended March 31, 2019, adjusted EBIT in the U.K. segment was $95.2 million, a decrease of $2.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 14.7% from 16.1%. The change in adjusted

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	22

EBIT margin was mainly due to the same factors identified for the quarter, as well as the Q1 2018 provision releases upon successful completion of a large client program.
3.6.7. Central and Eastern Europe
Adjusted EBIT in the Central and Eastern Europe segment was $19.8 million in Q2 2019, a decrease of $1.2 million when compared to Q2 2018. Adjusted EBIT margin decreased to 6.8% from 7.9% in Q2 2018. The change in adjusted EBIT margin was primarily the result of the adjustment due to a re-evaluation of cost to complete on a project and severances in the Netherlands. This was in part offset by organic growth in Germany and the Netherlands, as well as savings generated from the Restructuring Program.
For the six months ended March 31, 2019, adjusted EBIT in the Central and Eastern Europe segment was $44.3 million, an increase of $5.0 million when compared to the same period last year. Adjusted EBIT margin increased to 7.8% from 7.7% last year. The increase in adjusted EBIT margin was mainly due to the same factors identified for the quarter.
3.6.8. Asia Pacific
Adjusted EBIT in the Asia Pacific segment was $37.9 million in Q2 2019, an increase of $10.9 million when compared to Q2 2018, while the adjusted EBIT margin increased to 25.2% from 18.5% Q2 2018. The increase in adjusted EBIT margin was mostly due to favourable foreign exchange variances and improved profitability.
For the six months ended March 31, 2019, adjusted EBIT in the Asia Pacific segment was $76.1 million, an increase of $18.0 million when compared to the same period last year. Adjusted EBIT margin increased to 25.2% from 19.0% last year. This increase was primarily due to favourable foreign exchange variances, the impact of the renegotiation of a client contract in Australia in Q1 2018 and improved productivity.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	23

3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

In thousands of CAD except for percentage	For the three months ended March 31,				For the the six months ended March 31,
	2019	% of Revenue	2018	% of Revenue	2019	% of Revenue	2018	% of Revenue
Adjusted EBIT	454,121	14.8%	424,350	14.4%	893,293	14.8%	830,682	14.4%
Minus the following items:
Acquisition-related and integration costs	8,554	0.3%	11,115	0.4%	12,992	0.2%	26,861	0.5%
Restructuring costs	—	—	27,535	0.9%	—	—	60,308	1.0%
Net finance costs	18,781	0.6%	17,313	0.6%	33,391	0.6%	34,447	0.6%
Earnings before income taxes	426,786	13.9%	368,387	12.5%	846,910	14.0%	709,066	12.3%
3.7.1. Acquisition-Related and Integration Costs
For the three and six months ended March 31, 2019, the Company incurred respectively $8.6 million and $13.0 million of acquisition-related and integration costs, mainly related to the integration of the ckc acquisition's operations to the CGI operating model. These costs are mainly related to the termination of employment as well as leases of vacated premises.
3.7.2. Restructuring Costs
In Q4 2018, the Company completed the previously announced restructuring program (the Restructuring Program) for a total cost of $189.0 million, of which the remaining $100.4 million was expensed during the year ended September 30, 2018. These amounts include restructuring costs for termination of employment, leases of vacated premises, as well as other restructuring costs.
3.7.3. Net Finance Costs
Net finance costs mainly include the interest on our long-term debt. For the three months ended March 31, 2019, the net finance costs increase was mainly due to interest expense related to the settlement of a client contract in our Northern Europe segment. For the six months ended March 31, 2019 the net finance costs decrease was mainly due to additional interest income from our financial assets and lesser interest charges from our unsecured notes, partly offset by interest expense related to the settlement of a client contract in our Northern Europe segment.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	24

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

In thousands of CAD except for percentage and shares data	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change
Earnings before income taxes	426,786	368,387	15.9%	846,910	709,066	19.4%
Income tax expense	108,505	94,015	15.4%	217,155	149,429	45.3%
Effective tax rate	25.4%	25.5%		25.6%	21.1%
Net earnings	318,281	274,372	16.0%	629,755	559,637	12.5%
Net earnings margin	10.4%	9.3%		10.4%	9.7%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	273,390,984	286,459,356	(4.6%)	275,200,796	286,631,179	(4.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	278,079,000	290,997,493	(4.4%)	279,965,320	291,346,076	(3.9%)

Earnings per share (in dollars)
Basic	1.16	0.96	20.8%	2.29	1.95	17.4%
Diluted	1.14	0.94	21.3%	2.25	1.92	17.2%
3.8.1. Income Tax Expense
For Q2 2019, the income tax expense was $108.5 million compared to $94.0 million for the same period last year, while our effective tax rate remained relatively stable. The increase in the income tax expense was mainly due to the higher earnings before income taxes.
For the six months ended March 31, 2019, the income tax expense was $217.2 million compared to $149.4 million over the same period last year, while our effective tax rate increased to 25.6% from 21.1%.The prior year effective tax rate was impacted by a net favourable tax recovery of $34.1 million, resulting from the U.S. tax reform, a temporary corporate surtax in France and a tax rate reduction in Belgium. When excluding these tax adjustments and the tax effects from acquisition-related and integration costs and restructuring costs, the effective tax rate would have been 25.7% for the six months periods ended March 31, 2018 and 2019.
The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.
Based on the enacted rates at the end of Fiscal 2019 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 24.5% to 26.5% in subsequent periods.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	25

3.8.2. Weighted Average Number of Shares
For Q2 2019, CGI’s basic and diluted weighted average number of shares decreased compared to Q2 2018 due to the impact of the purchase for cancellation of Class A Shares, partly offset by the grant and the exercise of stock options.
3.8.3. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs, restructuring costs, and tax adjustments:

In thousands of CAD except for percentages and shares data	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change
Earnings before income taxes	426,786	368,387	15.9%	846,910	709,066	19.4%
Add back:
Acquisition-related and integration costs	8,554	11,115	(23.0%)	12,992	26,861	(51.6%)
Restructuring costs	—	27,535	(100.0%)	—	60,308	(100.0%)
Earnings before income taxes excluding specific items	435,340	407,037	7.0%	859,902	796,235	8.0%
Margin	14.2%	13.8%		14.3%	13.8%

Income tax expense	108,505	94,015	15.4%	217,155	149,429	45.3%
Add back:
Tax deduction on acquisition-related and integration costs	2,352	2,387	(1.5%)	3,561	5,674	(37.2%)
Tax deduction on restructuring costs	—	7,392	(100.0%)	—	15,824	(100.0%)
Net tax adjustment	—	—	—%	—	34,100	(100.0%)
Income tax expense excluding specific items	110,857	103,794	6.8%	220,716	205,027	7.7%
Effective tax rate excluding specific items	25.5%	25.5%		25.7%	25.7%
Net earnings excluding specific items	324,483	303,243	7.0%	639,186	591,208	8.1%
Net earnings excluding specific items margin	10.6%	10.3%		10.6%	10.3%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	273,390,984	286,459,356	(4.6%)	275,200,796	286,631,179	(4.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	278,079,000	290,997,493	(4.4%)	279,965,320	291,346,076	(3.9%)

Earnings per share excluding specific items (in dollars)
Basic	1.19	1.06	12.3%	2.32	2.06	12.6%
Diluted	1.17	1.04	12.5%	2.28	2.03	12.3%

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	26

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of cash flow from operations, borrowing under our existing credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at March 31, 2019, cash and cash equivalents were $544.0 million. The following table provides a summary of the generation and use of cash for the three and six months ended March 31, 2019 and 2018.

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change

Cash provided by operating activities	462,005	425,652	36,353	853,534	835,742	17,792
Cash used in investing activities	(145,549)	(98,198)	(47,351)	(252,612)	(373,096)	120,484
Cash used in financing activities	(154,460)	(292,054)	137,594	(240,993)	(355,807)	114,814
Effect of foreign exchange rate changes on cash and cash equivalents	(24,170)	13,204	(37,374)	(62)	14,835	(14,897)
Net increase in cash and cash equivalents	137,826	48,604	89,222	359,867	121,674	238,193
4.1.1. Cash Provided by Operating Activities
For the three months ended March 31, 2019, cash provided by operating activities was $462.0 million or 15.1% of revenue compared to $425.7 million or 14.4% for the same period last year. For the six months ended March 31, 2019, cash provided by operating activities was $853.5 million or 14.1% of revenue compared to $835.7 million or 14.5% for the same period last year.
The following table provides a summary of the generation and use of cash from operating activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change
Net earnings	318,281	274,372	43,909	629,755	559,637	70,118
Amortization and depreciation	97,966	97,104	862	193,666	190,394	3,272
Other adjustments[1]	(7,298)	(4,258)	(3,040)	22,337	(39,772)	62,109
Cash flow from operating activities before net change in non-cash working capital items	408,949	367,218	41,731	845,758	710,259	135,499
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	107,584	113,248	(5,664)	7,204	21,273	(14,069)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(6,483)	(7,176)	693	10,558	83,067	(72,509)
Other[2]	(48,045)	(47,638)	(407)	(9,986)	21,143	(31,129)
Net change in non-cash working capital items	53,056	58,434	(5,378)	7,776	125,483	(117,707)
Cash provided by operating activities	462,005	425,652	36,353	853,534	835,742	17,792

[1]	Comprised of deferred income taxes, foreign exchange (gain) loss and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	27

For the three months ended March 31, 2019, the net $53.1 million of cash provided in non-cash working capital items was mostly due to the decrease in our DSO from 54 days in Q1 2019 to 49 days in Q2 2019 and the timing of the collection of tax credits. This was partially offset by prepayments of annual software related fees and the timing of income tax payments.
For the six months ended March 31, 2019, the net change in non-cash working capital items of $7.8 million was mostly due to the decrease in DSO from 52 days in Q4 2018 to 49 days in Q2 2019 and the collection of tax credits, partly offset by the increase of working capital, resulting from the Company’s growth.
The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.
4.1.2. Cash Used in Investing Activities
For the three and six months ended March 31, 2019, $145.5 million and $252.6 million were used in investing activities while $98.2 million and $373.1 million were used over the same periods last year.
The following table provides a summary of the use of cash from investing activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change
Business acquisitions	(741)	(5,405)	4,664	(24,249)	(204,402)	180,153
Investment in Acando AB	(61,729)	—	(61,729)	(61,729)	—	(61,729)
Purchase of property, plant and equipment	(43,352)	(37,120)	(6,232)	(76,522)	(67,142)	(9,380)
Additions to contract costs	(14,279)	(24,404)	10,125	(34,069)	(41,844)	7,775
Additions to intangible assets	(24,993)	(29,766)	4,773	(52,990)	(53,170)	180
Net purchase of long-term investments	(455)	(1,503)	1,048	(3,053)	(6,538)	3,485
Cash used in investing activities	(145,549)	(98,198)	(47,351)	(252,612)	(373,096)	120,484
The increase of $47.4 million in cash used in investing activities during the three months ended March 31, 2019 was mainly due to the increase in cash used for the investment in Acando as well as an increase of investments in leasehold improvements, which was partly offset by a decrease in the cash used in contract costs.
The decrease of $120.5 million in cash used in investing activities during the six months ended March 31, 2019 was mainly due to the previous year business acquisitions, in part offset by the investment in Acando.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	28

4.1.3. Cash Used in Financing Activities
For the three and six months ended March 31, 2019, $154.5 million and $241.0 million were used in financing activities while $292.1 million and $355.8 million were used over the same period last year.
The following table provides a summary of the generation and use of cash from financing activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2019	2018	Change	2019	2018	Change
Net change in unsecured committed revolving credit facility	—	(70,564)	70,564	(194,795)	(112,360)	(82,435)
Net change in long-term debt	(10,546)	(19,197)	8,651	463,335	(19,161)	482,496
	(10,546)	(89,761)	79,215	268,540	(131,521)	400,061
Repayment of debt assumed from business acquisitions	—	—	—	—	(21,946)	21,946
Purchase of Class A subordinate voting shares held in trusts	—	—	—	(30,740)	(24,789)	(5,951)
Settlement of derivate financial intruments	—	—	—	(1,934)	—	(1,934)
Resale of class A subordinate voting shares held in trust	—	—	—	—	528	(528)
Purchase and cancellation of Class A subordinate voting shares	(159,254)	(231,443)	72,189	(507,580)	(231,443)	(276,137)
Issuance of Class A subordinate voting shares	15,340	29,150	(13,810)	30,721	53,364	(22,643)
Cash used in financing activities	(154,460)	(292,054)	137,594	(240,993)	(355,807)	114,814
For the three months ended March 31, 2019, $10.5 million was used to reduce our outstanding debt, while in Q2 2018, $89.8 million was used to reduce our outstanding debt mainly driven by $70.6 million repaid under the unsecured committed revolving credit facility. During the six months ended March 31, 2019, the Company entered into a five-year unsecured committed term loan credit facility of $670.0 million (US$500.0 million), swapped to euro currency, which was in part used to repay the outstanding balance of the unsecured committed revolving credit facility by $194.8 million and the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $187.6 million (US$140.0 million). For the six months ended March 31, 2018, $131.5 million was used to reduce our outstanding debt mainly driven by $112.4 million repaid under the unsecured committed revolving credit facility, while $21.9 million was used to repay debt assumed from the previous year's business acquisitions.
For the six months ended March 31, 2019, $30.7 million was used to purchase Class A Shares in connection with the Company's Performance Share Unit Plans (PSU Plans) compared to $24.8 million during the six months ended March 31, 2018. More information concerning the PSU Plans can be found in note 5 of the interim condensed consolidated financial statements.
For the three months ended March 31, 2019, $159.3 million was used to pay for the purchase for cancellation of 1,886,500 Class A Shares and for the six months ended March 31, 2019, $507.6 million was used to pay for the purchase for cancellation of 6,130,600 Class A Shares. For the three and six months ended March 31, 2018, $231.4 million was used to purchase 3,230,450 Class A Shares for cancellation under the annual aggregate limit of the NCIB then in effect.
Finally, for the three months ended March 31, 2019, $15.3 million was received in proceeds from the exercise of stock options, while in Q2 2018, $29.2 million was received. For the six months ended March 31, 2019, $30.7 million was received in proceeds from the exercise of stock options, compared to $53.4 million during the six months ended March 31, 2018.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	29

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the three and six months ended March 31, 2019, the effect of foreign exchange rate changes on cash and cash equivalents was an unfavourable impact of $24.2 million and $0.1 million, respectively. These amounts had no effect on net earnings as it was recorded in other comprehensive income.
4.2. CAPITAL RESOURCES

As at March 31, 2019	Available
In thousands of CAD
Cash and cash equivalents	543,958
Long-term investments	34,170
$1.5 billion unsecured committed revolving credit facility[1]	1,490,188
Total	2,068,316

[1]	As at March 31, 2019, letters of credit in the amount of $9.8 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.
Our cash position and bank lines are sufficient to support our growth strategy. As at March 31, 2019, cash and cash equivalents and long-term investments represented $578.1 million.
Cash equivalents include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, with a credit rating of A or higher.
As at March 31, 2019, the aggregate amount of the capital resources available to the Company was of $2,068.3 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at March 31, 2019, CGI was in compliance with these covenants.
Total debt decreased by $48.3 million to $2,138.0 million as at March 31, 2019, compared to $2,186.3 million as at December 31, 2018. The variance was due to a favourable foreign exchange translation impact.
As at March 31, 2019, CGI was showing a positive working capital2 of $515.1 million. The Company also had $1,490.2 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which will allow it to fund its operations while maintaining adequate levels of liquidity.
The tax implications and impact on repatriation of the cash and cash equivalents held by foreign subsidiaries as at March 31, 2019 will not materially affect the Company's liquidity.

2    Working capital is defined as total current assets minus total current liabilities.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	30

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2018.
4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 9 of our interim condensed consolidated financial statements for additional information on our financial instruments and hedging transactions.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	31

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at March 31,	2019	2018
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,597,292	1,525,949
Add back:
Cash and cash equivalents	543,958	287,546
Long-term investments	34,170	29,951
Fair value of foreign currency derivative financial instruments related to debt	(37,445)	(61,846)
Long-term debt including the current portion	2,137,975	1,781,600

Net debt to capitalization ratio	17.4%	17.5%
Return on equity	17.7%	16.0%
Return on invested capital	14.9%	13.5%
Days sales outstanding	49	46
We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (please refer to section 1.2 of CGI's MD&A for the year ended September 30, 2018 for additional information on our Build and Buy strategy). The net debt to capitalization ratio decreased to 17.4% in Q2 2019 from 17.5% in Q2 2018. The change in the net debt to capitalization ratio was mostly due to an increase in our equity following strong profitability over the last year.
ROE is a measure of the return we are generating for our shareholders. ROE increased to 17.7% in Q2 2019 from 16.0% in Q2 2018. The increase was mainly due to higher net earnings over the last four quarters.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio increased to 14.9% in Q2 2019 from 13.5% in Q2 2018. The improvement in the ROIC was mainly the result of our higher net earnings excluding net finance costs after-tax over the last four quarters.
DSO increased to 49 days at the end of Q2 2019 when compared to 46 days in Q2 2018. This increase is mainly due to the timing of project milestone acceptances. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
In the normal course of operations, CGI uses off-balance sheet financing for a variety of transactions such as operating leases for office space, computer equipment and vehicles. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10.2 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its interim condensed consolidated financial statements.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at March 31, 2019, we had committed a total of $34.4 million for these bonds. To the best of our knowledge,

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	32

we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
The Company has sufficient capital resources coming from its cash provided by operating activities, credit facilities, long-term debt agreements and invested capital from shareholders to support ongoing business operations and execute the Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large outsourcing and managed services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt.
To successfully implement the Company's strategy, CGI relies on a strong leadership team, supported by highly knowledgeable members with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. Also, a majority of our professionals are owners of CGI through our Share Purchase Plan which, along with the Profit Participation Plan, allow them to share Company successes, further aligning stakeholders interests.
In addition to capital resources and talent, CGI has established the Management Foundation encompassing governance policies, organizational model and sophisticated management frameworks for its business units and corporate processes. This robust governance model, provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and the Capability Maturity Model Integration (CMMI) certification programs.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	33

 5.    Changes in Accounting Policies

The interim condensed consolidated financial statements for the three and six months ended March 31, 2019 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
ADOPTION OF ACCOUNTING STANDARDS
The following standards have been adopted by the Company on October 1, 2018:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
IFRS 15 was adopted by the Company using the modified retrospective method, with no restatement of comparative figures.
The main changes to the accounting policies disclosed in the consolidated financial statements of the Company for the year ended September 30, 2018 are as follows:
–Initial implementation activities of outsourcing and business process solutions (BPS) arrangements, previously not considered as a separately identifiable component, could be in some cases identified as a separate performance obligation if they meet the criteria of being distinct under IFRS 15 resulting in acceleration of revenue recognition and related contract costs.
–Previously, when a software license had value to the client on a stand-alone basis and was identified as a separately identifiable component, revenue from the software license was recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license is now combined with the services resulting in deferral of revenue recognition.
–The Company changed its presentation of work in progress and deferred revenue which are now presented on a contract-by-contract basis separately from accounts receivable and no longer for each project as it was previously the case for systems integration and consulting services arrangements.
–IFRS 15 indicates that IAS 37, Provisions, Contingent Liabilities and Contingent Assets, should now be applied to estimated losses on revenue-generating contracts. Therefore, related amounts previously classified as accounts payable and accrued liabilities and other long-term liabilities are now classified as current and non-current provisions.
–IFRS 15 requires additional disclosures related to disaggregation of revenue from contracts with customers. As a result, the Company is now disclosing on a quarterly basis information on revenue by geography, service type and major clients in Note 8, Segmented Information, consistent with the information disclosed annually by the Company's consolidated financial statements.
–Additional annual disclosures will be provided in the Company’s consolidated financial statements for the year ending September 30, 2019.
The adoption of IFRS 15 did not have a material impact on the Company’s interim condensed consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement.
IFRS 9 was adopted retrospectively by the Company, with no restatement of comparative figures.

CGI Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2019	Page	34

The main changes to the accounting policies disclosed in the consolidated financial statements of the Company for the year ended September 30, 2018 are as follows:
–The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets previously classified as loans and receivables are now classified at amortized cost and continue to be measured as such. Financial assets previously classified as available-for-sale are now classified at fair value through other comprehensive income and continue to be measured as such. Other financial assets and derivatives that do not qualify for hedge accounting are still classified and measured at fair value through earnings. Financial liabilities previously classified as other liabilities are now classified at amortized cost and continue to be measured as such.
–The standard introduces a new impairment model which applies to the Company’s trade accounts receivable, contract assets, long-term receivables and long-term bonds. The Company is not subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher. The Company has applied the simplified approach on its accounts receivable, contract assets and long-term receivables and used the low credit risk exemption on its long-term bonds.
–Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company had applied the new hedge accounting model and the existing hedge relationships continue to qualify for hedge accounting under this new model. The Company had elected to account for the forward element of the cross-currency swaps as costs of hedging. Accordingly, as of October 1, 2018, an amount of $26.0 million of deferred costs of hedging, net of accumulated tax recovery of $3.9 million, was recognized in a separate component of the accumulated other comprehensive income.
–Additional annual disclosures will be provided in the Company’s consolidated financial statements for the year ending September 30, 2019.
The adoption of IFRS 9 did not have a material impact on the Company’s interim condensed consolidated financial statements.
FUTURE ACCOUNTING STANDARD CHANGE
The following standard has been issued but is not yet effective. The Company’s preliminary assessment is subject to change, as the Company is progressing in the assessment of the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lesses' classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company plans to adopt IFRS 16 using the modified retrospective method and apply the exemptions for short-term leases and leases of low-value assets.
In preparation for the conversion to IFRS 16, the Company has developed a detailed conversion plan consisting of three phases: i) awareness and assessment, ii) design and iii) implementation. As part of the first phase, the Company has established a steering committee responsible for monitoring the progress and approving recommendations from the project team. The steering committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee. The Company has mostly completed the first phase of the conversion plan and is in the process of evaluating the impact of the additional disclosure requirements. The Company expects that the adoption of IFRS 16 will result in a material increase to its assets and liabilities through the recognition of a right-of-use asset and of a lease liability. However, it is not yet possible to reliably quantify the impact of the effects of IFRS 16.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises.

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The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses. The Company does not expect that the adoption of IFRS 16 will have an impact on its ability to comply with the external covenants disclosed in Note 32, Capital risk management, of the consolidated financial statements of the Company for the year ended September 30, 2018 related to its Senior U.S. and euro unsecured notes, unsecured committed revolving credit facility and unsecured committed term loan credit facility.

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6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2018. Certain of these accounting policies, listed below, require management to make accounting estimates and judgement that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Litigation and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.
Revenue recognition
Relative selling price
If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separate performance obligation in proportion to the stand-alone relative selling prices at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.
System integration and consulting services under fixed-fee arrangements
Revenue from system integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour hours or labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, estimated losses on revenue-generating contracts is accounted for as described below.

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Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the project managers on a monthly basis. Some of the indicators reviewed are: current financial results, delays in reaching milestones, new complexities in the project delivery and third party deliverables and estimated costs.
In addition, CGI’s Engagement Assessment Services team conducts a formal monthly health check assessment on CGI’s portfolio for all contracts that have a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.
The recoverable amount of each segment has been determined based on its value in use calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of the audited consolidated financial statements for the fiscal year ended September 30, 2018. Historically, the Company has not recorded an impairment charge on goodwill. As at September 30, 2018, the recoverable amount of each segment represented between 216% and 438% of its carrying value.
Business combinations
Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired.
Additionally, judgement is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill.
Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, not exceeding one year. All other subsequent changes are recorded in our consolidated statement of earnings.
Income taxes
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult

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tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessments of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.
Litigation and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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7.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI's compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission. The role and responsibilities of the Audit and Risk Management Committee include: (a) reviewing public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor's performance assessment, and pursuing ongoing discussions with them; (g) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditor's examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor's performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2018, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2018.
The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal control over financial reporting as at September 30, 2018, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at September 30, 2018.

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For the quarter ended March 31, 2019, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

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8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.
8.1.1. Risks Related to the Market
Economic and political risk
Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty makes it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.
8.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company's ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company's competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we

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may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.
The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see guarantees risk). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

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8.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through smaller contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large long-term outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, large transformational acquisitions.
Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.
If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, which could cause the Company's financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and products; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI's agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: currency fluctuations (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

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Taxes and tax credit programs
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Such determinations may become final and binding on the Company. Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Benefits obtained from government sponsored programs
We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our net earnings and cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal

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right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.
Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts, which can be based on a client's bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.
Risks related to teaming agreements and subcontracts
We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.
Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced;

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thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk
We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not

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always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Data protection and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company's Chief Data Protection Officer oversees the Company's compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.
Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cyber threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. As a worldwide IT and business consulting firm providing services to both the private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs and expenses. An unauthorized disclosure of sensitive or confidential client or member information, including by cyber-attacks or other security breach, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own products, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. The Company’s Chief Security Officer is responsible for overseeing the security of the Company. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity, (ii) monitoring the Company’s performance against these policies and standards, (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats, (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks, and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks. We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their

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actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect the our ability to deliver products and services to our customers and otherwise conduct business. Furthermore, while our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, the Company may find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.
Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Our ability to raise the required funding depends on the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

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Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
Our functional and reporting currency is the Canadian dollar. As such, our U.S., European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.
8.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Executive Vice-President, Investor and Public Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
25th Floor
Montréal, Quebec
H3G 1T4
Canada

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